SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DECEMBER TRAFFIC
GROWS 8% TO 13.6M GUESTS

                 Ryanair Holdings plc today (Fri, 3 Jan) released Dec 2024 traffic stats as follows:

	Dec 23	Dec 24	Change
Guests	12.5m	13.6m	+8%
L. Fact	91%	92%	+1% pt
                                                                                                                                                                                                        Ryanair operated over 77,380 flights in Dec 2024.

Rolling	Dec 23	Dec 24	Change
Guests	181.8m	197.2m	+8%
L. Fact	94%	94%	-

ENDS For further info please contact:	Ryanair Press Office T: +353-1-9451799 E: press@ryanair.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 January, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary